BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.

File Nos. 333-226811

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 5, 2019 regarding the Company’s Registration Statement on Form N-14 (File No. 333-226811) filed on August 13, 2018 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing a revised version of its Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.           Please include disclosure in the Registration Statement that FLEX’s growth strategy may include additional mergers with other funds.

Response: The document has been revised as requested.

2.           Please confirm that although the TPIC Adviser has agreed to waive all amounts owed to it under its expense support agreement (ESA) with TPIC, FLEX will not, either directly or indirectly, be required to make any payments to the TPIC Adviser to reimburse TPIC for amounts waived under the ESA.

Response: The parties so confirm.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (202) 712-2806.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.